UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

R1 RCM Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

77634L 105

(CUSIP Number)

Jeremy Delinsky

433 W. Ascension Way, Suite 200,

Murray, Utah 84123

(312) 324-7820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)	Names of reporting persons Jeremy Delinsky
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 11,324
	(8)	Shared voting power 0
	(9)	Sole dispositive power 11,324
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 11,324
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%*
(14)	Type of reporting person (see instructions) IN

*

Based on 421,255,230 shares of common stock, par value $0.01 per share (the “Common Stock”), of R1 RCM Inc. (the “Issuer”) outstanding as of May 6, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2024 (the “Form 10-Q”).

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Item 1. Securities and Issuer.

This Schedule 13D (this “Statement”) relates to the Common Stock, of the Issuer. The address of the principal executive offices of the Issuer is 433 W. Ascension Way, Suite 200, Murray, Utah 84123.

Item 2. Identity and Background

(a) – (c), (f)

This Statement is filed by Jeremy Delinsky (the “Reporting Person”).

The Reporting Person has been a director of the Issuer since 2022. The Reporting Person has served in various executive roles in the past but does not currently have a primary occupation or employment. The business address for the Reporting Person and the Issuer is 433 W. Ascension Way, Suite 200, Murray, Utah 84123. The Reporting Person is a citizen of the United States.

(d) – (e)

During the last five years the Reporting Person has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 4 of this Statement is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

On May 6, 2024, the Issuer granted a waiver of certain restrictions in that certain Investor Rights Agreement, dated as of June 21, 2022, by and among CoyCo 1, L.P. (“Coyco 1”), CoyCo 2, L.P. (“Coyco 2”) and the Issuer, in order to permit TCP-ASC ACHII Series LLLP, CoyCo 1, CoyCo 2 or their respective affiliates (collectively, the “Investor Parties”) to form, join and participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Common Stock of the Issuer for purposes of a transaction as a result of which the Investor Parties would jointly acquire all of the outstanding shares of the Common Stock of the Issuer not owned by the Investor Parties (a “Potential Transaction”) and (ii) granted certain approvals for purposes of antitakeover statutes, including Section 203 of the Delaware General Corporation Law (the “May 6 Waiver”).

As permitted by the May 6 Waiver, the Investor Parties have been engaged in discussions throughout the past several weeks with respect to a Potential Transaction. In connection with these discussions, the Reporting Person, has and intends to continue to assist New Mountain Capital, L.L.C. (“New Mountain”) in conducting due diligence on the Issuer. The Reporting Person and New Mountain have had preliminary discussions and intend to continue to have discussions regarding the possibility of the Reporting Person serving in an executive capacity and/or advisory role with the Issuer following such Potential Transaction.

The Reporting Person is or expects to be engaged in ongoing discussions with New Mountain. The Reporting Person has not reached any agreement, arrangement or understanding with any other person (including New Mountain) regarding any Potential Transaction. The Reporting Person disclaims the formation of any “group” (within the meaning of Section 13(d)(3) of the Act) with New Mountain at this time and also expressly disclaims the beneficial ownership of any shares of Common Stock held by New Mountain. The Reporting Person does not intend to update disclosures in this Statement regarding a Potential Transaction unless and until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws.

Except as described above, the Reporting Person has no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

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Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a) and (b) The percentages in this Item 5 and in other provisions of this Statement relating to beneficial ownership of Common Stock are based on based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

(c) During the past 60 days the Reporting Person has effected the following transactions in the Common Stock: On May 18, 2024, the Reporting Person acquired 11,324 shares of Common Stock upon the vesting of 11,324 restricted stock units granted to the Reporting Person by the Issuer in consideration for his service as a director of the Issuer. On May 23, 2024, the Reporting Person received a grant of 15,651 restricted stock units by the Issuer, as reported on the Form 4 filed May 23, 2024.

(d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The information set forth in Item 4 of this Statement is incorporated herein by reference in its entirety.

To the best knowledge of the Reporting Person, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

None.

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Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: June 13, 2024

Jeremy Delinsky

/s/ Jeremy Delinsky